JG SUMMIT
HOLDINGS, INC.
43rd FLOOR ROBINSONS EQUITABLE TOWER ADB AVE. COR. POVEDA RD. ORTIGAS CENTER, PASIG CITY
TEL. NO.: 633-7631, 637-1670, 240-8801 FAX NO.: 633-9387 OR 633-9207

09046786

US SEC EXEMPTION
FILE NO. 82-3572

10 July 2009

SUPPL

SEC
Mail Processing
Section
AUG 13 2009
Washington, DC
122

SECURITIES AND EXCHANGE COMMISSION
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C.
20549 U.S.A.

Re: **JG Summit Holdings, Inc.**

Gentlemen:

In compliance with the requirement of Rule 12g3-2(b) under the US Securities Exchange Act of 1934, please find attached a copy of the following documents:

1. SEC Form 17-C of JG Summit Holdings, Inc. (JGSHI) dated June 26, 2009 regarding the notice of cash dividend.
2. SEC Form 17-C of JGSHI dated June 26, 2009 regarding the election of members of the Board of Directors.
3. SEC Form 17-C of JGSHI dated June 26, 2009 regarding the results of the Organizational Meeting of the Board of Directors.
4. SEC Form 17-C of JGSHI dated June 29, 2009 regarding the news article entitled "JG Summit sees 15% revenue growth in '09".

Thank you very much.

Very truly yours,

ROSALINDA F. RIVERA
Corporate Secretary

/mhd

COVER SHEET

1 8 4 0 4 4

SEC Registration Number

J G S U M M I T H O L D I N G S , I N C .

(Company's Full Name)

4 3 r d F l o o r , R o b i n s o n s E q u i t a b l e T o w e r , A D B A v e n u e c o r n e r P o v e d a R o a d , O r t i g a s C e n t e r , P a s i g C i t y

(Business Address: No. Street City/Town/Province)

Atty. Rosalinda F. Rivera
Corporate Secretary

(Contact Person)

633-7631 to 40

(Company Telephone Number)

1 2 | 3 1

Month *Day*
(Fiscal Year)

1 7 - C

(Form Type)

Second Thursday of June

Month *Day*
(Annual Meeting)

Notice of Cash Dividend

N/A

(Secondary License Type, If Applicable)

Dept. Requiring this Doc.

Amended Articles Number/Section

Total Amount of Borrowings

Total No. of Stockholders

Domestic

Foreign

To be accomplished by SEC Personnel concerned

File Number

LCU

Document ID

Cashier

STAMPS

Remarks: Please use BLACK ink for scanning purposes.

SECURITIES AND EXCHANGE COMMISSION

SEC Form 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2(c) THEREUNDER

1. **June 26, 2009**
   (Date of Report)

2. SEC Identification No. **184044**   3. BIR TIN: **350-000-775-860**

4. **JG SUMMIT HOLDINGS, INC.**
   (Exact name of issuer as specified in its charter)

5. **Metro Manila, Philippines**
   (Province, country or other jurisdiction of incorporation)

6. [redacted] (SEC Use Only)
   Industry Classification Code:

7. **43rd Floor, Robinsons-Equitable Tower, ADB Ave. cor. P. Poveda St., Ortigas Center, Pasig City**
   (Address of principal office)
   1600
   (Postal Code)

8. **(632) 633-7631 to 40**
   (Issuer's Tel. No., including area code)

9. **NA**
   (Former name or former address, if changed since last report)

10. Securities registered pursuant to Sections 8 and 12 of the SRC or Sections 4 and 8 of the RSA:

Title of Each Class	Number of Shares of Common Stock Outstanding
Common	**6,797,191,657**

SEC FORM 17-C

JG SUMMIT HOLDINGS, INC.

11. **Item 9 – Other Events**

The Board of Directors of JG Summit Holdings, Inc. (the "Corporation") in its meeting held on June 26, 2009 declared a cash dividend of Three Centavos (P0.03) per share to be taken from the Unrestricted Retained Earnings of the Corporation as of December 31, 1997, to all stockholders of record as of July 24, 2009 and payable on August 19, 2009.

- o -

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

JG Summit Holdings, Inc.
(Registrant)

June 26, 2009
(Date)

Atty. Rosalinda F. Rivera
Corporate Secretary
(Signature and Title)

/jbb/

nw copy

COVER SHEET

1	8	4	0	4	4

SEC Registration Number

JG SUMMIT HOLDINGS, INC.

(Company's Full Name)

43rd Floor, Robinsons Equitable Tower, ADB Avenue corner Poveda Road, Ortigas Center, Pasig City

(Business Address: No. Street City/Town/Province)

Atty. Rosalinda F. Rivera
Corporate Secretary

(Contact Person)

633-7631 to 40

(Company Telephone Number)

1 2 **3 1**

Month *Day*
(Fiscal Year)

17-C

(Form Type)

Second Thursday of June

Month *Day*
(Annual Meeting)

Election of Members of the Board of Directors

N/A

(Secondary License Type, If Applicable)

Dept. Requiring this Doc.

Amended Articles Number/Section

Total Amount of Borrowings

Total No. of Stockholders

Domestic

Foreign

To be accomplished by SEC Personnel concerned

File Number

LCU

Document ID

Cashier

STAMPS

Remarks: Please use BLACK ink for scanning purposes.

SECURITIES AND EXCHANGE COMMISSION

SEC Form 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2(c) THEREUNDER

1. **June 26, 2009**
(Date of Report)

2. SEC Identification No. **184044**

3. BIR TIN: **350-000-775-860**

4. **JG SUMMIT HOLDINGS, INC.**
(Exact name of issuer as specified in its charter)

5. **Metro Manila, Philippines**
(Province, country or other jurisdiction of incorporation)

6. [redacted] (SEC Use Only)
Industry Classification Code:

7. **43rd Floor, Robinsons-Equitable Tower, ADB Ave. cor. P. Poveda St., Ortigas Center, Pasig City**
(Address of principal office)
1600
(Postal Code)

8. **(632) 633-7631 to 40**
(Issuer's Tel. No., including area code)

9. **NA**
(Former name or former address, if changed since last report)

10. Securities registered pursuant to Sections 8 and 12 of the SRC or Sections 4 and 8 of the RSA:

Title of Each Class	Number of Shares of Common Stock Outstanding
Common	**6,797,191,657**

SEC FORM 17-C

JG SUMMIT HOLDINGS, INC.

11. **Item 4 - Resignation, Removal or Election of Registrant's Directors and Officers**

The following were elected members of the Board of Directors of JG Summit Holdings, Inc. (the "Corporation") at the Annual Meeting of Stockholders held on June 26, 2009:

1. **John L. Gokongwei, Jr.**
2. **James L. Go**
3. **Lance Y. Gokongwei**
4. **Lily G. Ngochua**
5. **Patrick Henry C. Go**
6. **Johnson Robert G. Go, Jr.**
7. **Robina Y. Gokongwei-Pe**
8. **Gabriel C. Singson**
9. **Ricardo J. Romulo**
10. **Cornelio T. Peralta**
11. **Jose T. Pardo**

Messrs. Cornelio T. Peralta and Jose T. Pardo are the Independent Directors of the Corporation.

- o -

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

JG Summit Holdings, Inc.
(Registrant)

June 26, 2009
(Date)

Atty. Rosalinda F. Rivera
Corporate Secretary
(Signature and Title)

/jbb

FHW copy.

COVER SHEET

						1	8	4	0	4	4

SEC Registration Number

JG SUMMIT HOLDINGS, INC.

(Company's Full Name)

43rd Floor, Robinsons Equitable Tower, ADB Avenue corner Poveda Road, Ortigas Center, Pasig City

(Business Address: No. Street City/Town/Province)

Atty. Rosalinda F. Rivera
Corporate Secretary

(Contact Person)

633-7631 to 40

(Company Telephone Number)

1	2		3	1

Month *Day*
(Fiscal Year)

1	7	-	C	

(Form Type)

Second Thursday of June

Month *Day*
(Annual Meeting)

Results of the Organizational Meeting of the Board of Directors

N/A

(Secondary License Type, If Applicable)

Dept. Requiring this Doc.

Amended Articles Number/Section

Total Amount of Borrowings

Total No. of Stockholders

Domestic

Foreign

To be accomplished by SEC Personnel concerned

File Number

LCU

Document ID

Cashier

STAMPS

Remarks: Please use BLACK ink for scanning purposes.

SECURITIES AND EXCHANGE COMMISSION

SEC Form 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2(c) THEREUNDER

1. **June 26, 2009**
(Date of Report)

2. SEC Identification No. **184044** 3. BIR TIN: **350-000-775-860**

4. **JG SUMMIT HOLDINGS, INC.**
(Exact name of issuer as specified in its charter)

5. **Metro Manila, Philippines**
(Province, country or other jurisdiction of incorporation)

6. [redacted] (SEC Use Only)
Industry Classification Code:

7. **43rd Floor, Robinsons-Equitable Tower, ADB Ave. cor. P. Poveda St., Ortigas Center, Pasig City**
(Address of principal office)
1600
(Postal Code)

8. **(632) 633-7631 to 40**
(Issuer's Tel. No., including area code)

9. **NA**
(Former name or former address, if changed since last report)

10. Securities registered pursuant to Sections 8 and 12 of the SRC or Sections 4 and 8 of the RSA:

Title of Each Class	Number of Shares of Common Stock Outstanding
Common	**6,797,191,657**

11. **Item 4 – Resignation, Removal or Election of Registrant's Directors or Officers**

The following were elected at the Organizational Meeting of the Board of Directors of JG Summit Holdings, Inc. (the "Corporation") held on June 26, 2009:

A. Officers

1.	**James L. Go**	**Chairman and Chief Executive Officer**
2.	**Lance Y. Gokongwei**	**President and Chief Operating Officer**
3.	**Eugenie ML. Villena**	**Senior Vice President and Chief Financial Officer – Treasurer**
4.	**Constante T. Santos**	**Senior Vice President – Corporate Controller**
5.	**Bach Johann M. Sebastian**	**Senior Vice President – Corporate Planning**
6.	**Nicasio L. Lim**	**Senior Vice President – Corporate Human Resources**
7.	**Rosalinda F. Rivera**	**Corporate Secretary**
8.	**Chona R. Ferrer**	**Assistant Treasurer**

B. Members of the Advisory Board

1. **Aloysius B. Colayco**
2. **Washington Z. SyCip**

C. Members of the Executive Committee of the Board of Directors

1. **John L. Gokongwei, Jr.**
2. **James L. Go**
3. **Lance Y. Gokongwei**
4. **Johnson Robert G. Go, Jr.**
5. **Patrick Henry C. Go**

SEC FORM 17-C

JG SUMMIT HOLDINGS, INC.

D. Members of the Governance Committees of the Corporation

Audit Committee

1. **John L. Gokongwei, Jr.**
2. **James L. Go**
3. **Lance Y. Gokongwei**
4. **Johnson Robert G. Go, Jr.**
5. **Cornelio T. Peralta (Independent Director) – Chairman of the Audit Committee**
6. **Jose T. Pardo (Independent Director)**

Nomination Committee

1. **John L. Gokongwei, Jr.**
2. **James L. Go**
3. **Lance Y. Gokongwei**
4. **Johnson Robert G. Go, Jr.**
5. **Jose T. Pardo (Independent Director)**

Remuneration and Compensation Committee

1. **John L. Gokongwei, Jr.**
2. **James L. Go**
3. **Lance Y. Gokongwei**
4. **Johnson Robert G. Go, Jr.**
5. **Cornelio T. Peralta (Independent Director)**

- o -

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

JG Summit Holdings, Inc.
(Registrant)

June 26, 2009
(Date)

Atty. Rosalinda F. Rivera
Corporate Secretary
(Signature and Title)

/jbb/

COVER SHEET

1	8	4	0	4	4

SEC Registration Number

JG SUMMIT HOLDINGS, INC.

(Company's Full Name)

43rd Floor, Robinsons Equitable Tower, ADB Avenue corner Poveda Road, Ortigas Center, Pasig City

(Business Address: No. Street City/Town/Province)

Atty. Rosalinda F. Rivera
Corporate Secretary
(Contact Person)

633-7631 to 40
(Company Telephone Number)

12 31
Month *Day*
(Fiscal Year)

17-C
(Form Type)

Second Thursday of June
Month *Day*
(Annual Meeting)

Reply to the PSE OdiSy letter dated June 29, 2009 regarding the news article entitled "JG Summit sees 15% revenue growth in '09"

N/A
(Secondary License Type, If Applicable)

Dept. Requiring this Doc.

Amended Articles Number/Section

Total Amount of Borrowings

Total No. of Stockholders

Domestic

Foreign

To be accomplished by SEC Personnel concerned

File Number

LCU

Document ID

Cashier

STAMPS

Remarks: Please use BLACK ink for scanning purposes.

SECURITIES AND EXCHANGE COMMISSION

SEC Form 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2(c) THEREUNDER

1. **June 29, 2009**
(Date of Report)

2. SEC Identification No. **184044** 3. BIR TIN: **350-000-775-860**

4. **JG SUMMIT HOLDINGS, INC.**
(Exact name of issuer as specified in its charter)

5. **Metro Manila, Philippines**
(Province, country or other jurisdiction of incorporation)

6. (SEC Use Only)
Industry Classification Code:

7. **43rd Floor, Robinsons-Equitable Tower, ADB Ave. cor. P. Poveda St., Ortigas Center, Pasig City**
(Address of principal office)
1600
(Postal Code)

8. **(632) 633-7631 to 40**
(Issuer's Tel. No., including area code)

9. **NA**
(Former name or former address, if changed since last report)

10. Securities registered pursuant to Sections 8 and 12 of the SRC or Sections 4 and 8 of the RSA:

Title of Each Class	Number of Shares of Common Stock Outstanding
Common	**6,797,191,657**

SEC FORM 17-C

JG SUMMIT HOLDINGS, INC.

11. **Item 9 – Other Events**

Please see the following attached documents:

Annex "A"- Letter of JG Summit Holdings, Inc. (the "Company") to the Philippine Stock Exchange (PSE) dated June 29, 2009 in response to the PSE ODiSy letter in Annex "B" below.

Annex "B"- ODiSy letter of PSE to the Company dated June 29, 2009 requesting the Company to confirm, deny and/or clarify the information contained in, and provide additional information, if any, on the news article in Annex "C" below.

Annex "C"- News article entitled "JG Summit sees 15% revenue growth in '09" which appeared in the June 29, 2009 issue of the Malaya.

- o -

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

JG Summit Holdings, Inc.
(Registrant)

June 29, 2009
(Date)

Atty. Rosalinda F. Rivera
Corporate Secretary
(Signature and Title)

ANNEX "A"

JG SUMMIT HOLDINGS, INC.

43rd FLOOR ROBINSONS EQUITABLE TOWER ADB AVE. COR. POVEDA RD. ORTIGAS CENTER, PASIG CITY
TEL. NO.: 633-7631 to 40, 240-8801 FAX NO.: 633-9207, 240-9106

June 29, 2009

PHILIPPINE STOCK EXCHANGE, INC.
Philippine Stock Exchange Center
Exchange Road, Ortigas Center
Pasig City, Metro Manila

Attention: Ms. Janet A. Encarnacion
Head, Disclosure Department

Gentlemen:

We refer to your letter dated June 29, 2009 requesting us to confirm, deny and/or clarify and provide additional information, if any, on the news article entitled "JG Summit sees 15% revenue growth in '09" published in the June 29, 2009 issue of the Malaya. The article reported in part that:

> *"LISTED company JG Summit Holding expects a 15 percent to 20 percent growth in revenues this year, driven by growth in core business, amidst the global financial crisis. Lance Gokongwei, JG Summit president, said after the annual stockholders meeting last Friday that he expects earning before interest, taxes, depreciation and amortization (Ebitda) to also grow by 15 to 20 percent to P29 to P30 billion.... The company has set aside P28 billion capex this year, lower than last year's P33.4 billion due to reductions of expenses on the food side business.... Of the total capital outlay this year, P12 billion is for telecommunications, P5 billion for airlines, P7 billion for the property, P3 billion for foods, and the balance of P1 billion is for other business..."*

We confirm the above-mentioned statements which were expressed by Mr. Lance Y. Gokongwei, President and Chief Operating Officer of JG Summit Holdings, Inc., immediately after the annual meeting of the stockholders of JG Summit Holdings, Inc. held last June 26, 2009. Please note however that the estimated capital expenditures budget allocated for the airline business is P4 billion and P8.5 billion for the property business.

Thank you.

Very truly yours,

ROSALINDA F. RIVERA
Corporate Secretary

/mhd

ANNEX "B"

ODiSy

4th Floor, Philippine Stock Exchange Center,
Exchange Road, Ortigas Center, Pasig City
Trunkline: 688-7600 loc. 7512-7519
Fax. No. 636-0809

Company	:	**JG SUMMIT HOLDINGS, INC.**
Attention	:	**Atty. Rosalinda F. Rivera** ***Corporate Secretary***
Subject	:	**"JG Summit sees 15% revenue growth in '09"**
Date	:	**Monday, June 29, 2009**

Gentlemen:

We write with respect to the attached news article entitled "JG Summit sees 15% revenue growth in '09" published in the June 29, 2009 issue of the *Malaya*. The article reported in part that:

> LISTED company JG Summit Holding expects a 15 percent to 20 percent growth in revenues this year, driven by growth in core business, amidst the global financial crisis. Lance Gokongwei, JG Summit president, said after the annual stockholders meeting last Friday that he expects earning before interest, taxes, depreciation and amortization (Ebitda)) to also grow by 15 to 20 percent to P29 to P30 billion.... The company has set aside P28 billion capex this year, lower than last year's P33.4 billion due to reductions of expenses on the food side business.... Of the total capital outlay this year, P12 billion is for telecommunications, P5 billion for airlines, P7 billion for the property, P3 billion for foods, and the balance of P1 billion is for other business....

Please confirm, deny and/or clarify the above-quoted news article and provide additional information, if any, **via ODISy before 11:00 a.m. today, June 29, 2009**, so that we may properly apprise the Trading Participants and the investing public of the same.

Very truly yours,

CHRISTINA MARIE C. FORTES
Specialist, Disclosure Department

Noted by:

JANET A. ENCARNACION
Head, Disclosure Department

ANNEX "C"

JG Summit sees 15% revenue growth in '09

BY MYLA IGLESIAS



From left are Washington Sycip, adviser; Lance Gokongwei; John Gokongwei Jr. chairman emeritus and founder; James Go, chairman and CEO during the JG Summit stockholders meeting at the Crowne Plaza in Ortigas Center. (Photo by Philip Duquiatan)

LISTED company JG Summit Holding expects a 15 percent to 20 percent growth in revenues this year, driven by growth in core business, amidst the global financial crisis.

Lance Gokongwei, JG Summit president, said after the annual stockholders meeting last Friday that he expects earning before interest, taxes, depreciation and amortization (Ebitda)) to also grow by 15 to 20 percent to P29 to P30 billion.

Last year, JG Summit core earnings increased by 59 percent, translating to an Ebitda of P25 billion. However the company incurred a net loss of P694 million, a sharp reversal from the P11.37 billion profits it posted in 2007, due to a decline in the valuation of financial assets of P3.664 billion, and losses on derivatives of P3.474 billion and on foreign exchange of P2.93 billion.

The company has set aside P28 billion capex this year lower than last year's P 33.4 billion due to reductions of expenses on the food side business. The bulk of the capex is allocated for the telecom and airlines businesses.

"Primarily, we continue to invest heavily on telecom and property," Lance said.

Of the total capital outlay this year, P12 billion is for telecommunications, P5 billion for airlines, P7 billion for the property, P3 billion for foods, and the balance of P1 billion is for other business.

Gokongwei said Cebu Pacific and Sun Cellular are doing very well, with the latter showing a much improved performance. As it reached economies of scale, the Ebitda growth in telecom for the first quarter alone doubled.

On the airline side, Gokongwei said business remains buoyant with a growth of 20 percent despite the global market's shrinkage by about 8 to 9 percent. On international routes, the toll is on North Asia, particularly China, Japan and Hong Kong.

On the property business, Robinson Land Corp., there is no weakness on the mall side. "The first quarter, we grew 38 percent," he said. JG Summit will continue to expand globally, especially on the food side, Gokongwei said.